March 10, 2026

David Watkinson
Chief Executive Officer
Rise Gold Corp.
345 Crown Point Circle, Suite 600
Grass Valley, California 95945

       Re: Rise Gold Corp.
           Registration Statement on Form S-1
           Filed March 2, 2026
           File No. 333-293920
Dear David Watkinson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    J. Brad Wiggins, Esq.